Contact

www.linkedin.com/in/sadie-nielsen-380b3373 (LinkedIn)

Top Skills

Public Speaking
Relationship Building
Facebook

Sadie Nielsen

Chief Operating Officer
Eagle Mountain

Summary

We are living in an age of information overload. Despite that realization, I believe that media can be our greatest tool. There is good wherever we may seek it. I create content that is uplifting, something that people can trust, and enables them to become their best selves.

No matter the medium, there is ALWAYS something you can say to inspire and uplift viewers.

Experience

Peachy inc
Chief Operating Officer
Lindon, Utah, United States

Peachy inc
9 months

Media Director
January 2022 - Present (5 months)
Lindon, Utah, United States

Peachy Inc. is filling a massive gap in the fitness industry - a place where women of all shapes and sizes, and of all fitness backgrounds - can come and feel welcome. For years, there has been no middle ground for women who "workout", but who don't identify as "super fit".

Peachy's mission is to help all women feel comfortable in the gym, and to motivate them to live their best lives, through maintaining a consistent exercise routine.

Women can choose from our 9 different flavors of our preworkout, our "Peachy Pods", to get them excited for their workouts. Our pods come encased in bio-cellulose, and dissolve immediately when dropped in water. Simply drop, shake and enjoy!

As director of media, I oversee all of our media campaigns for Instagram, Facebook, Pinterest, Tiktok, and Youtube. I set big goals for our future, build relationships with influencers and like-minded companies, conceptualize and build campaigns, and develop strategies to continually disrupt the fitness industry.

I help prepare additional promotional projects to support new product launches, assist with product development, and keep up with the latest media trends, and ensure our company is keeping up with the flow.

I'm a walking advertisement for Peachy, and I continually share the products and our mission with everyone I meet!

Social Media Manager

September 2021 - December 2021 (4 months)
Utah, United States

From start to finish, I help our brand, Peachy, come to life through our social media channels. We focus on empowering women to lead their best lives by enabling them to create a healthy and satisfying relationship with exercise.

I manage our social accounts, connect with our followers on a daily basis, and create content that engages our target audience.

I strive to give each of our customers and followers the best experience they've ever had when they interact with our brand - allowing them to always expect warmth, encouragement and integrity.

I provide ideas and analytics that contribute to our strategy as a brand and company on a weekly basis.

I assist in creating content weekly, and produce the content within a budget and with a vision.

Forever Living Products (Home Office)

2 years 7 months

Media Producer

May 2020 - March 2022 (1 year 11 months)

I'm currently taking the lead on creating an in-house video production studio for Forever Living that will be used weekly for creating content for the

company. I designed the new studio layout and created a reasonable budget to kick off our ventures.

I work with the marketing team to identify new video opportunities, requirements and strategies. I manage the production diary, and oversee the planning process for each video. I assist in making scripts for videos, and I produce and distribute the content to other country offices, or to our social media team.

Digital Marketing Specialist

September 2019 - April 2020 (8 months)

I managed, created and designed content for Forever Living Product's Pinterest pages. I strategized how to gain more viewers on our pages and how to improve our click-through pins. I set goals for our analytics to increase, and achieved those goals consistently. Some goals I have exceeded are:
- Increased monthly viewers from 260 to over 325,000 within a 6-month period
- Increased impressions from 20,000 to 5 million in a 6-month period
-Increased link clicks from 111 to over 13,000 in a 6-month period

Jordan School District

Substitute Teacher

January 2020 - May 2020 (5 months)

Sandy, Utah, United States

Every week, I had the opportunity to sit down and talk with the next generation. They are bright, capable, and full of hope. I loved being able to substitute at different schools in the Jordan School District, and I embraced the challenges and connections that every school had. Due to COVID-19, my time spent at the schools was cut short, but I'm grateful for what I learned in the short 5 months at Jordan School District.

KSL 5 TV

1 year 2 months

Social Media and Associate Producer, Studio Coordinator

January 2019 - September 2019 (9 months)

Greater Salt Lake City Area

As one of the seven producers at Studio 5, I took the lead on producing two high quality lifestyle segments per week. I focused on finding a "hook" with each story I produced, something that made our viewers want to watch more. I leveraged resources to find new story ideas that set Studio 5 apart from other competitors. I also personally produced content for 60 posts per week

on Facebook, Instagram, and Pinterest, as well as respond to comments and direct messages. I created a comfortable environment for new and returning guests on our show as the studio coordinator, making sure each aspect of their presentation is suitable for them, and for our viewers.

Intern

August 2018 - December 2018 (5 months)

Salt Lake City, Utah

I had the opportunity to be a part of the Studio 5 Team for my last semester at BYU. I was an integral part of the day to day activities in the studio, which included welcoming the guests and making sure they were ready for their segments, setting up beautiful shots and managing the studio under the direction of the studio coordinator, logging and editing videos, writing teases and scripts, assisting in field producing, watching over the Studio 5 email and promptly responding to emails, and being a right hand woman to the other producers, to make sure the show went smoothly.

Brigham Young University

Teaching Assistant

September 2018 - December 2018 (4 months)

Newsline

I loved working side by side with students to help them create a visually stunning 30-minute newscast for our school's TV media show, Newsline. I helped them to better understand the in's and out's of ENPS, taught them how to make their videos look best on Adobe Premiere Pro, and supervised them to make sure their scripts sounded clear and concise.

Bridle Up Hope: The Rachel Covey Foundation

Horse Riding Instructor

March 2017 - August 2018 (1 year 6 months)

Alpine, Utah

Many girls today feel pressured by the media's unending call to be thinner, prettier, stronger, or more popular. Many also struggle with depression, anxiety, and eating disorders. At Bridle Up Hope, we give girls the courage to work through their life struggles by learning to ride and take care of horses. We use Stephen Covey's method in "The 7 Habits of Highly Effective People" to build confidence and character within each of the girls we work with.

BYU Broadcasting

Social Media Specialist and Radio Announcer

June 2016 - December 2016 (7 months)

Provo, Utah Area

I specialized in social media for BYU Radio. I managed accounts for BYU Radio Facebook, Twitter, Instagram, Youtube, and all other social media accounts. Secondly, I was an announcer for the Matt Townsend show, and presented news headlines every week. I also studied the analytics of all our social media accounts and our BYU Radio homepage to create a marketing plan that helped BYU Radio to gain more followers. I also created promotions to put on the air, using Adobe Audition.

Brigham Young University
Office Specialist
July 2015 - December 2015 (6 months)
Provo, Utah Area

Working as a secretary in the Business Career Center at BYU, I focused on helping other students succeed. I set up appointments, sent out emails on behalf of the 13 career specialists there, and worked to make sure top recruiters from all over the U.S. were happy and satisfied with their stay at the Business Career Center. While I was there, my team maintained a 98% satisfaction rate with visiting recruiters and students. I feel very grateful that I was a part of such a great establishment.

The Church of Jesus Christ of Latter-day Saints
Missionary
September 2013 - April 2015 (1 year 8 months)

Service has and always will be a big part of my life. I was very fortunate to be a missionary for the Church of Jesus Christ of Latter-Day Saints, and to have an opportunity to wake up every day knowing I could help someone else. This part of my life is etched in my heart and is a part of who I am. Because of the things I learned on my mission, I am a better person and I am able to work hard for the right reasons.

Forever Living Products (Home Office)
Web Communications Intern
May 2013 - July 2013 (3 months)

Forever Living Products is one of the greatest companies in the world, professing to help millions of people by enabling them to receive jobs and obtain their dreams, through selling top-rated Aloe Vera products. I worked closely with the director of Digital Technologies in creating the company's blog, and reaching out to bloggers to post as guests on our website. I managed and created posts for the company's Twitter, Facebook, and Instagram. As a team,

we studied the analytics of our social media sites and worked to improve them. As part of the grassroots social media team, we increased our followers from 10,000 to 25,000 people. Today, the company has over 500,000 followers on Facebook alone.

Education

Brigham Young University
News Media · (2015 - 2018)

Brigham Young University
Communication and Media Studies · (2012 - 2018)